China Gerui Advanced Materials Group Limited
No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou 451191
People’s Republic of China
Tel: (011) 86371-6897-0951

August 3, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Era Anagnosti

Re:	China Gerui Advanced Materials Group Limited Registration Statement on Form F-3, as amended File No.: 333-167841

Dear Ms. Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China Gerui Advanced Materials Group Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on Wednesday, August 4, 2010, or as soon thereafter as practicable.

We acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

If you have any questions or would like to discuss this request, please feel free to contact Joseph J. Kaufman of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8348.

Very truly yours,

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer